UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             FORM 10-SB AMENDMENT 2

                            DERMATOLOGY SYSTEMS, INC.
                  ---------------------------------------------
                 (Name of Small Business Issuer in its charter)

        FLORIDA                                           65-0844181
---------------------------------             ----------------------------------
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)

222 Lakeview Avenue Suite 113
West Palm Beach, FL                                       33480
-------------------------------------        ----------------------------------
(Address of principal place of business)                  (Zip Code)

Issuer's telephone number:          (561) 832-5699

Securities to be registered under Section 12(b) of the Act:

Title of each class                       Name of each exchange on
to be so registered                       which each class to be registered

        None
-----------------------------------     ----------------------------------------

Securites to be registered under Section 12(g) of the Act:

                        (Common Stock, $.0001 par value)
                        --------------------------------
                                (Title of class)

Copies of Communications Sent to:

                          Mintmire & Associates
                          265 Sunrise Avenue, Suite 204
                          Palm Beach, FL 33480
                          Tel: (561) 832-5696



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PART I

Item 1. Description of Business.

     (a) Business Development.

     DERMATOLOGY SYSTEMS, INC.. (hereinafter referred to as the "Company" or "DSI") was organized under the laws of the State of Florida on May 21, 1998. The Company is a developmental stage company organized by Dr.Pierre Haouzi, the President and Director of the Company.

     Dr. Haouzi's aim is to profitably participate in the recent trend in the medical/cosmetic removal of blemishes through the use of laser technology and, specifically through the application of Photo Therapy Resonancy technology (otherwise referred to as "PTR".(See: Part I. "Description of Business PTR") The specific area of application for PTR by the Company will be in the removal of unsightly blemishes including birthmarks, discolorations, age spots, and other skin discolorations as well as unwanted body and facial hair. The Company intends to (a) open an initial facility to perform PTR procedures; (b) market the PTR technology by private label; and, (c) franchise additional operations at a later date. Dr. Haouzi will be assisted in his efforts by Alan Hileman as the Company's Secretary/Treasurer. It is expected that the Company will benefit from the synergy expected to result from the combination of the specialized medical background and experience of Dr. Haouzi and Mr. Hileman's medical and cinematic interests. The Company's offices are presently located at 222 Lakeview Avenue, Suite 130, West Palm Beach, FL 33401 and its telephone number is (561) 832-5699.

     The Company is filing this Form 10-SB on a voluntary basis so that the public will have access to the required periodic reports on the Company's current status and financial condition. The Company will file periodic reports in the event its obligation to file such reports is suspended under the Securities and Exchange Act of 1934 (the "Exchange Act".)

     The Company generally has been inactive, having conducted no business operations except organizational and fund raising activities since its inception. DSI received gross proceeds in the amount of $50,000 from the sale of a total of 1,000,000 shares of common stock, $.0001 per value per share (the "Common Stock"), in one (1)offering conducted pursuant to Section 3(b) of the Securities Act of 1933, as amended (the "Act"), and Rule 504 of Regulation D promulgated thereunder ("Rule 504").(See: Part II. Item 4. "Recent Sales o Unregistered Securities). These offerings were made in the State of New York and Florida and to residents in France. The Company undertook the first offering of shares of Common Stock pursuant to Rule 504 on May 29, 1998. A Confidential Offering Circular was used in connection with this offering, the business plan of the Company, which was disclosed to each prospective investor, was for the company to provide medical technology which can provide a safer and less expensive way to improve one's physical appearance through the PTR technology and provide a less intrusive approach to the removal of skin cancer cells.

     There are no preliminary agreements or understandings between the Company and its officers and directors or affiliates or lending institutions with respect to any loan agreements or arrangements.


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     The  Company  intends  to offer  additional  securities  under  Rule 506 of
Regulation D under the Act ("Rule 506) to fund its short and medium term expansion plans.

     See (b) "Business of Issuer" immediately below for a description of the Company's proposed business. As of the date hereof, the Company has no other employees or clients for placement of such technology.

     (b) Business of Issuer.

General

     Since its inception, the Company has conducted no business operations except for organizational activities and an offering of Common Stock pursuant to which it has received gross offering proceeds in the amount of $50,000. Further, the Company has had no employees since its organization. It is anticipated that the Company's two (2) executive officers and directors will receive reasonable salaries for services as executive officers at such time as the Company commences business operations. (See Part I, Item 6. "Executive Compensation.") These individuals will devote such time and effort as may be necessary to participate in the day-to-day management of the Company. (See Part I, Item 5.
"Directors, Executive Officers, Promoters and Control Persons - Executive Officers and Directors.") The Company proposes to attempt to profitably participate in the recent trend in the medical/cosmetic removal of blemishes through the use of laser technology; and, in particular, the development of PTR as it pertains to the correction of human skin abnormalities.

     The expected commencement date of business is on or about June 1, 2000. This will permit the Company to secure its initial funding, locate facilities for operating, secure necessary personnel, and attract clients. In addition it is projected that this period will permit an application to be filed for FDA approval of the product. In the event FDA approval is not obtained in such time the expected commencement date will be delayed. It is difficult to predict when FDA approval may be obtained. At the present time FDA approval has not been requested. Dr. Haouzi has developed the initial procedures using existing technology to perform the initial procedures. Initial procedures will involve the removal of birthmarks, discolorations, age spots, and other related skin blemishes and discolorations. Emphasis will be placed upon removal of unwanted body and facial hair. Initial marketing of services will be to the public generally as well as to other physicians in unrelated medical fields (for referral). The initial facility will also give the Company an indication of the types of services the market demands.

     Photo Therapy Resonance ("PTR")

     All types of matter have optical "resonance". They resonate or vibrate when lighted by a particular wavelength of light. An acoustical analogy of this phenomenon is the opera singer reaching a particular note with her voice and shattering a crystal glass. That crystal glass, like all matter, has its own specific resonance. When the wavelength and frequency of the sound waves from the singer's voice matches the resonance of the glass, the molecular structure of the glass absorbs a maximum amount of energy from the soundwaves. This energy causes the molecular structure of the glass to resonate (vibrate) and break


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apart,  shattering  the glass.  However,  all other types of matter  (even other glasses) which have different resonance from the particular crystal glass will be unaffected by those sound waves.

     PTR can identify the optical resonance of malignant and abnormal cells using a laser-based device. The Company believes that PTR can effectively identify selected malignant and abnormal cells. PTR can identify the optical resonance of these cells using the laser-based device. The Company believes that it can effectively treat selected bad cells when the resonance of all malignant and abnormal cells of an organ are the same and the peak of resonance of malignant and normal cells of the same tissues are very different, the malignant cells with a higher level of resonance will absorb and release significantly more energy than the normal cells. As a result, the malignant cells will be destroyed while the normal cells will not be affected.

     The term "resonancy response" refers to the amount of energy selectively absorbed, and then released, by the cells. The technology can identify the resonance response of healthy cells and malignant or abnormal cells by radiating the cells with laser having a wavelength matching the cells' resonance, and then measuring the spectrum of visible light emitted by the cells. This procedure requires no surgery or general anesthesia. PTR is different in this respect because the system of laser application employed by Dr. Haouzi will isolate the resonance of a particular condition (i.e., birthmark) and application of that resonance by laser will reduce or eliminate the condition.

     Once the resonance of a particular type of malignant cell has been determined by the PTR Detection System, the laser from the PTR Treatment System can be set at an intensity level which will only affect the malignant cells and will not affect the healthy cells. At a certain intensity level, the laser will "excite" the electrons in the target malignant cells, absorb energy thereby destroying the malignant cell, while leaving any surrounding healthy cells unaffected.

     In summary, PTR, without chemicals, major surgery, radiation or harmful side effects, provides for:

     o Identification of certain types of malignant or abnormal cells and molecules.

     o Destruction of certain types of malignant or abnormal cells and molecules while leaving surrounding non-malignant or abnormal cells and molecules unharmed.


     The following discussion of the financing market, as it relates to the Company's objectives, is of course pertinent only if the Company is successful in obtaining sufficient debt and/or equity financing to commence operations as a medical technology provider and, in addition thereto, is able to generate significant profits from operations (which are not expected in the foreseeable future) and/or additional financing to continue in business and/or fund the anticipated growth, assuming DSI's proposed business is successful. Initial projections are that approximately $100,000 of additional funding will be necessary to permit the company to locate, secure and open its initial facility. Additional funding thereafter of approximately$200,000 will be required for operations before cash flow from operations will sustain the Company. These

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funds will sustain operations for approximately  fifteen (15) months.  There can be no assurance such financing can be obtained or that the Company's proposed business will be successful.

     Dr. Haouzi decided to market PTR because of the belief that his formal education and experience as a physician, when combined with Mr. Hileman's efforts and assistance with marketing and real estate will enable them to market and sell PTR which will have the advantages of, among other things, greater availability of capital and potential for growth through the vehicle of a public company as compared to a privately-held company. The time required to be devoted by Dr. Haouzi and Mr. Hileman to manage the day-to-day affairs of the Company is presently estimated to be approximately five to ten hours per week. This time commitment on the part of these individuals is expected to increase at such time, if ever, as DSI obtains sufficient funding with which to commence the search for a site where the Company can locate its offices and commence additional business operations.

     The Company will be dependent upon Dr. Haouzi, to market and sell the application of PTR for the Company. Dr. Haouzi, although lacking marketing or real estate experience, has extensive experience in this field of medicine. For the past four (4) years Dr. Haouzi has served as Medical Director of Lasertec of France, a Company experimenting with and developing the use of laser for the treatment of certain isolated cancer cells. Training and experience acquired in this work will be applied to patients served by the Company. Extensive testing as well as application of the technology by Dr. Haouzi will enable him to bring this practical knowledge and experience to bear in the operations of the Company and its delivery of services. He is associated with researchers and practitioners in the medical industry, specializing in dermatology. The Company believes his training and experience will expose it to many of the industry's current issues and procedures. There can be no assurance that Dr. Haouzi and Mr. Hileman will be successful in the marketing and selling PTR.

     The Company intends to obtain a license for PTR and arrange to sell such technology either under its private label and/or the manufacturer's brand-name. The granting of licenses to the Company will be its critical first step toward establishing the Company's viability. Dr. Haouzi is presently negotiating the acquisition of such license. The Company is presently in negotiations with Lasertec of France to license the initial technology and expects to have a definitive written agreement covering the parameters of such technology and its further use on or before January 1, 2000. Presently the technology is not licensed by any third party and the Company is attempting to negotiate an exclusive license, although presently the Company is unable to determine whether an exclusive license will be granted. However there is no assurance that such license arrangement will be achieved. Nevertheless the Company believes that Dr. Haouzi will be successful in his efforts to obtain the PTR license from the developers of the technology and has decided to market PTR initially in the United States. DSI intends to market PTR, as it pertains to applications involving the skin, globally at a later date. There is no assurance however that DSI will be successful in bringing the PTR to market in a manner that will be profitable.


     In its initial phase, while establishing its first location for operations and providing treatment services, the Company will operate out of offices provided by Dr. Haouzi. At the time the Company was formed, 265 Sunrise Avenue,


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Suite 204, Palm Beach,  Florida,  33840 was used as an initial  location pending funding of the Company. At the request of the Company the address has been changed to 222 Lakeview Avenue, Suite 113, West Palm Beach, Florida, 33401. Mr. Hileman will begin researching the real estate market in order to determine the most appropriate site to locate DSI's offices and facilities. In the event the Company requires additional capital during this phase, Dr. Haouzi has an unwritten and unsigned agreement to fund the operation in an amount not to exceed $50,000 until such time as additional capital is available.

     Due to the limited capital available to the Company, the principal risks during this phase are that the Company is dependent upon Dr. Haouzi's efforts, that Mr. Hileman lacks specific medical licensing experience and that the Company will not be able to establish a sufficiently profitable client base to establish the business.

     To implement the initial plan, the Company intends to initiate a self-directed private placement under Rule 506 in order to raise an additional $100,000. In the event such placement is successful, the Company believes that it will have sufficient operating capital to meet the initial goals and operating costs for a period of six (6) months. In the event the Company is not successful in raising such funds, the Company believes that it will not be able to continue operations beyond a period of six(6) to nine(9) months.

     Even if the Company is successful at raising this additional money, there can be no assurance that a license for the technology will be obtained, that the Food and Drug Administration approval as required will be obtained, or that the selling of PTR will raise substantial revenues. Furthermore, the Company may face unforeseen costs associated with entry into the medical technology market. The Company still will be largely dependent upon Dr. Haouzi and to a limited extent upon Mr. Heleman to find suitable clients on a profitable and timely basis. Although the Company believes the $100,000 is sufficient to cover operations for the projected period (i.e., to establish the initial location for operations and providing treatment services during the next six (6) months), there can be no assurance that such funding can cover the additional risks associated with expansion.

     If the Company is able to generate enough revenue during the initial phase to support the business, in the medium term, the Company plans to attend medical technology conferences each quarter to further expose PTR technology to the medical community.

     The principal risks of these expanded marketing operations would be unforeseen costs associated with entry into the expanded market, increased costs associated with a larger geographic area of coverage, additional employee related costs associated with a larger support staff, inability to establish a presence in the expanded market place, and, lastly, increased risks of insufficient working capital associated with the lapse between the incurring of receivables and the actual receipt of their payment. Should the Company incur any large liabilities because of its operations, which risk increases as the Company's geographic coverage expands, such liabilities could have a substantially detrimental affect upon the Company's financial condition. Further, should the Company be unable to secure the financing required for the additional expansion, the anticipated revenues from a reduced operation, while potentially able to meet the operating needs of the Company, would reduce or prevent the long term financial success of the Company.

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     The Company plans to monitor closely its operations for  approximately  one
(1) year. If it has been successful in securing the necessary financing of approximately $300,000, for its initial location and initial operations for fifteen (15) months, and if the operation is capable of sustaining itself, the Company intends to seek additional financing in the form of conventional bank financing, small business administration financing, venture capital or the private placement of corporate debt for a total of approximately $1,000,000. This should enable the Company to open a minimum of two (2) or three (3) additional locations and provide additional funding for the initial location if needed. There can be no assurance that any of these financing sources will be available to the Company. If the Company's plan to seek additional financing is successful, the Company intends to open additional offices which compliment the Southern Florida operations and add a regional manager to oversee these additional operations. The Company believes that such expansion will place the Company in a position to be a major force in the cosmetic application of PTR laser technology initially in the State of Florida. If the Company's subsequent expansion is implemented, Dr. Haouzi and Mr. Heleman believe that they will be able to oversee the operation with the addition of the manager.

     The Company has not sought as of yet any debt financing since it believes that any qualified venture capital firm will not loan any funds to the Company until such time as it is fully reporting and has completed at least two years of profitable operations. Once it has met those criteria, the Company intends to seek out funds from licensed venture capital firms and to negotiate terms which will fit the financial capabilities of the Company. Since the Company does not expect to seek debt financing until such time as it has several locations operating successfully, it believes that it can negotiate appropriate placement and repayment terms for such borrowings. However, there can be no assurance that such funds will be available to it or that suitable terms which are most advantageous to the Company can be negotiated. In addition, the Company does not, at this time, anticipate that it will require substantial leverage to fund the expanded operations. However, in the event the Company did receive debt financing and in the event the Company were not successful in sustaining operations or meeting such debt and defaulted in its payments on the debt, then such debt financing could foreclose upon the Company's interests to the detriment of its shareholders.

     Although the Company is authorized to borrow funds, as discussed, it does not intend to do so until such time as it has been operating for a given period of time. At such time as the Company seeks borrowed funds, it does not intend to use the proceeds to make payments to the Company's promoters, management (except as reasonable salaries, benefits and out of pocket expenses) or their respective affiliates or associates. The Company has no present intention of acquiring any assets or other property owned by any promoter, management or their respective affiliates or associates or acquiring or merging with a business or company in which the Company's promoters, management or their respective affiliates or associates directly or indirectly have an ownership interest. Although there is no present potential for a related party transaction, in the event that any payments are to be made to promoters and management such will be disclosed to the security holders and no such payments will be made in breach of the fiduciary duty such related persons have to the Company.



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     There  are  no   arrangements,   agreements   or   understandings   between
non-management   shareholders   and   management   under  which   non-management
shareholders may directly or indirectly participate in or influence the management of the Company's affairs. There are no arrangements, agreements or understandings under which non-management shareholders will exercise their voting rights to continue to elect the current directors to the Company's Board of Directors.

     In the event the Company is successful in securing the additional financing for its long term expansion, it plans to seek acquisitions of qualified companies which the Company believes will compliment its overall strategy inside and outside of the State of Florida. The Company will seek acquisitions of related and/or un-related companies and expand its operations to eventually encompass the entire United States. At such time as the Company commences business and enters markets outside the State of Florida, the Company will be required to comply with applicable state regulations regarding such entities.

     Such increased expansion may increase greatly the risks associated with the Company's operations. The Company will continue to be dependent upon obtaining a sufficient client base to purchase PTR technology after it is able to establish a licensing relationship with a manufacturer. In addition, increased operations and expansion into other geographic areas expose the Company to the potential of intense competition and unfavorable governmental regulations. In addition, the larger the geographic market, the greater the chance of increased support staff costs. Furthermore, exposure to competition from larger and more established medical equipment suppliers, many of whom have greater resources than the Company may be detrimental to the continued success of the Company. The Company anticipates that revenues from such expanded operations may also result in greater revenue fluctuations due to differences in regional market demand and the Company's increasing support staffing needs. Also, the Company will be required to pay wages to a larger support staff while still experiencing possible delays in direct payments received from product sales receivables. In addition, with expansion and implementation of an employee benefit plan which is necessary in order to be competitive for qualified employees, in the event such plan were to be disallowed, loss of qualified status could have an adverse effect upon the Company. Finally, as a larger Company, it could face possible adverse affects from fluctuations in the general economy and business of its clients.

     Another avenue available to the Company to aid its ability to expand is to seek a reverse merger with a larger, public company. While the Company has no present long or short term intention to seek such a merger, in the event that an appropriate vehicle were to become known to the Company, the Board of DSI would evaluate the relative risks and merits of such a merger to the overall plans for the Company. The Company may also seek to expand by acquisitions of unrelated companies which engage in related services such as medical laser application distributors, plastic surgery and dermatology centers/offices and other unrelated businesses which engage in similar and/or dissimilar services to the Company's. The Company does not intend to seek out or identify any such candidates and does not have and does not expect to use any particular consultants or advisers in connection therewith. The Company also will not acquire or merge with another company in which promoters, management, stockholders or other affiliates directly or indirectly have an ownership interest. Prior to any such acquisition or merger shareholders will be provided with complete disclosure concerning a target company and its business including audited financial statements prior to any merger or acquisition. As a reporting


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company it will also be  necessary  to file a Form 8-K with the  Securities  and
Exchange Commission in compliance with its requirements.

     As a reporting company, the Company is required to file quarterly on Form 10-QSB and annually on Form 10-KSB and in each case, is required to provide the financial and other information specified in such forms. In addition, the Company would be required to file on Form 8-K in the event there was a change of control, if the Company acquires or disposes of assets, if there is a bankruptcy or receivership, if the Company changes its certified accountants, upon the occurrence of other events which may be pertinent to the security holders, and after certain resignations of directors. Being subject to such reporting requirements reduces the pool of potential acquisitions or merger candidates for the Company since such transactions require that certified financials must be provided for the acquiring, acquired or merging candidate within a specified period of time. That is why the Company intends to expand through internal operations through the short and medium term. At such time as the Company will seek acquisitions or mergers, it will limit itself to companies which either already have certified financial statements or companies whose operations lend themselves to review for a certified audit within the required time.

     The plastic surgery and/or dermatology offices is one of the most lucrative categories of medical services in the United States. As such competition to supply medical products in this market is extremely vigorous, characterized by a relatively large number of companies. Many of these companies have established reputations for successfully developing and marketing medical products, as well as a variety of well-established distribution networks. Many such companies also have greater financial, managerial, and technical resources than the Company.

Business Strategy

     The Company's business strategy, which is dependent upon its obtaining sufficient financing with which to implement its business plan (of which there is no assurance), is to profitably participate in the recent trend in the medical/cosmetic removal of blemishes through the use of laser technology and, specifically through the application of PTR. Once the Company obtains the right to market the PTR under its own label and/or under the manufacturer's brand-name its revenues will be remain dependent upon the ability of the Company to sell this medical technology to cosmetic medical providers and dermatologists on an Outpatient basis.

     The Company's primary direct costs will be (i) licensing fees paid to the provider of PTR (ii) salaries to Doctor Haouzi and Mr. Barrett Alan Hileman (payroll cost), (iii) marketing, sales and advertising costs, and (iv) health professional employee costs (i.e payroll taxes) and associated employee benefits. (See Part I, Item 1, "Description of Business,") Employment related taxes consist of the employer's portion of payroll taxes required under the Federal Income Contribution Act ("FICA"), which includes Social Security and Medicare, and federal and state unemployment taxes. The federal tax rates are defined by the appropriate federal regulations. State of Florida unemployment tax rates are affected by claims experience, of which the Company has none at this time. Health benefits are comprised primarily of medical insurance costs, but also include costs of other employee benefits such as prescription coverage, vision care, disability insurance and employee assistance plans.

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



     The Company's gross profit margin will be determined in part by its ability to acquire PTR cost effectively; minimize and control operating costs; maximize product sales income realized upon placement of the laser technology and, to maintain a firm control on marketing, sales and advertising costs. The Company will also attempt to maximize the effective distribution of its product in order to capture a broad stream of revenue.

     The  Company's  objective  is  to  become  a  dominant  provider  of  laser technology to remove cosmetic blemishes, skin abnormalities and other applications at first in a select geographic area, beginning in Palm Beach and Broward County, Florida, and then to contiguous counties in South Florida and, eventually throughout the State of Florida. The Company will thereafter expand into selected areas nationwide and eventually worldwide provided it has the financial resources to do so. To achieve this objective, and assuming that sufficient operating capital becomes available, the Company intends to: (i) obtain a license to PTR and then to aggressively sell and distribute it and,
(ii) focus at first on the Palm Beach and Broward County cosmetic surgery markets which have high growth opportunities.

     Management expects, in the event DSI achieves commercial success initially, to increase the Company's market penetration through internal expansion and thereafter through selected acquisitions. Such acquisitions could include cosmetic surgery and dermatology centers/clinics, other medical laser distribution companies and/or various other related and unrelated companies in the medical equipment distribution and sales area. Management believes that in the current market, expansion into markets beyond the State of Florida could be especially attractive because it is believed that the internal structuring of a successful operation in Florida can be replicated in other selected geographic areas with similar high growth opportunities. However, such expansion presents certain challenges and risks. There is no assurance that DSI, even if it is successful in establishing a presence in its targeted markets, will be able to so profitably.

Sales and Marketing

     The Company plans to market PTR through a combination of marketing channels including direct sales, franchising and strategic alliances. Third party sources, independent and unaffiliated with the Company representatives and affiliates directly or indirectly, will be engaged by contract to franchise operations and construct strategic alliances. Company personnel will handle direct sales. The Company believes that this multi-channel approach will allow the Company to quickly penetrate the marketplace and gain brand-name recognition. This approach will develop regional awareness and ultimately allow it to become a market leader. Of the three marketing channels which the Company intends to deploy, direct sales of services is widely recognized as the most common in the industry due to the relationship building that is necessary to be established between the Company and its clients; in addition, strategic alliances have often been used successfully in the past. The Company also believes that proprietary "in house" financing alternatives can lead to an additional number of sales of services which might not otherwise result. Such alternatives are company financing of services otherwise uninsured, under circumstances undefined by the Company at the present time. These "self financed" sales will not only produce added incremental revenues to the Company's bottom line but will also contribute to additional interest income. Franchising is an often used means whereby a medical service and product distributor can further expand its revenue stream not only in obtaining additional sales but by also increasing revenues through the receipt of franchise fees. In addition, another benefit to franchising has been the further recognition of a company's brand-name in the marketplace by consumers. There can be no assurance that any of these techniques will be successful. The Company intends to compete, assuming that it is successful in obtaining sufficient financing, with other companies in its target markets who are currently providing medical laser technology based products.

     The Company anticipates that its initial marketing efforts will be via direct sales of services. Good quality presentations and professional follow-up with clients will be essential to the Company's success. Initially, Dr. Haouzi will secure the Company's client base. He will visit clients and prospective clients on a regular schedule to allow for the necessary lead time to unfold to permit clients to build confidence in the effectiveness of PTR. To insure client satisfaction, Dr. Haouzi will pursue a pro-active approach with prospective and existing clients. This pro-active approach will include the providing of customized marketing information illustrating the various applications of PTR as well as providing attractive financing alternatives which the Company believes will, in many cases, close a sale with a customer. Mr. Hileman will also join Dr. Haouzi on client visits as a means to not only establish a sound business relationship between the clients and the Company's principals but also as a learning tool whereby Mr. Hileman may become as knowledgeable about the various features and benefits of PTR as does Dr. Haouzi. However, the Company anticipates that it will employ, as its sales increase, qualified sales personnel to establish new customer accounts. The Company believes that by employing its own sales personnel it will be able to penetrate additional markets at a minimal cost since sales associates receive compensation in the form of commissions based upon a client's use of the Company's programs. This commission based compensation program will reduce the overhead costs to the Company.

     The Company's ability to develop markets through the efforts of Dr. Haouzi and, eventually a sales force is, of course dependent upon management's ability to obtain necessary financing, of which there can be no assurance. Assuming the availability of adequate funding, DSI intends to stay abreast of changes in the marketplace by ensuring that it remain in the field where clients and competitors can be observed firsthand. DSI does not anticipate obtaining long-term writen contracts with clients since such contracts are not common in the medical technology area; however, management believes that the loyalty of such clients can be maintained through a continuous presence, relationship building and, more importantly, through effective and professional servicing of client accounts.

     The Company will attempt to maintain diversity within its client base in order to decrease its exposure to downturns or volatility in any particular industry. As part of this client selection strategy, the Company intends to offer its services to those clients which have a reputation for reputable dealings and a sufficiently broad patient base. The Company will attempt to avoid doing business with cosmetic surgery and dermatology clinics/offices which have a record of high patient malpractice claims to avoid placing PTR in a negative market position. Where feasible, the Company intends to evaluate each client's practice for patient claims history and reputation in the professional community.

Competition

     The  markets in which the  Company  intends  to engage are  subject to keen competition and rapid technological change. For example, nine(9) other companies, ThermoLase Corporation; Candela, Inc.; Medical Laser Technologies Ltd. (Aesculap-Medtec); Light Age, Inc.; Dornier Surgical Products, Inc.; Continuum Biomedical, Inc.; Polytec PI, Inc. (Lambda Photometics); Leisegang Medical, Inc. and Cynosure, Inc. have received market clearance from the FDA for laser hair removal and another company, ESC Medical Systems Limited, has received FDA clearance to market a laser-like system using filtered intense light to remove hair. The Company expects that other hair removal devices will be developed and/or introduced in 1999, making laser hair removal a competitive application within the cosmetic laser marketplace. The Company also expects that there may be further consolidation of companies within the laser hair removal industry via acquisitions, partnering arrangements or joint ventures. The Company's products will also compete with other hair removal products and methods. The Company competes primarily on the basis of technology, product performance, price, quality, reliability, distribution and customer service and support. To remain competitive, the Company will be required to continue to seek out the licensing rights to new laser products, periodically enhance its existing products when possible and compete effectively in the areas described above.

     In the cosmetic laser services industry, the Company may encounter Esthetica, a subsidiary of Palomar Medical Technology, Inc. which not only will compete with other laser companies but which also either revenue-shares with physicians and/or operates its own medical centers, but also partners with healthcare providers. Esthetica and Palomar are examples of the companies who have the market and with which the Company will have to compete. Although not dominant in the industry at the current time this information regarding Esthetica is important to illustrate the types of companies currently in the market or likely to enter the market. Esthetica's services also competes for business with other aesthetic service providers such as electrologists, beauty salons, spas, and aestheticians, among others. The Company believes that if it presents PTR product efficacy, provides location support, client focused marketing, a diverse offering of laser procedures, cost effective pricing and superior customer service it will be able to effectively compete in the marketplace.

     Competition for skin cancer treatment will be significant. Most existing medical facilities, including but not limited to hospitals and dermatology centers regularly offer various forms of cancer treatment. PTR will be offered as an alternative form of treatment which will be in direct competition with existing facilities.

Government Regulation

Overview

     As an employer, the Company is subject to all federal, state and local statutes and regulations governing its relationship with its employees and affecting businesses generally.

Impact of Medical Device Regulations

     The Company's sales of PTR products and services will be impacted by the regulation and control by the Center for Devices and Radiological Health, a branch of the Food and Drug Administration (FDA) within the Department of Health and Human Services. The FDA medical device regulations require either an Investigational Device Exemption, Pre-Market Approval or 510(K) clearance before new products can be marketed to, or utilized by, the physician. The products and services to be utilized by the Company have not been approved by the FDA. Such approval is not expected on or before April 1, 2000. The Company's products and services are subject to similar regulations in its major international markets. The developer of PTR will first have to comply with these regulations in order for the Company's strategy of expanding the market application of PTR and its services into these countries. These approvals may necessitate clinical testing, limitations on the number of sales and controls of end user purchase price, among other things. In certain instances, these constraints can delay planned shipment schedules as design and engineering modifications are made in response to regulatory concerns and requests. The Company's competitors are subject to the same regulations.

Healthcare Reimbursement and Reform Exposure

     The healthcare industry is subject to changing political, economic and regulatory influences that may affect the procurement practices and operations of healthcare industry participants. During the past several years, state and federal government regulation of reimbursement rates and capital expenditures in the United States healthcare industry has increased. Lawmakers continue to propose programs to reform the United States healthcare system, which may contain programs to increase governmental involvement in healthcare, lower Medicare and Medicaid reimbursement rates or otherwise change the operating environment for the Company's customers. Healthcare industry participants may react to these proposals by curtailing or deferring investments, including investments in the Company's services.

Dependence  on  Third  Party  Researchers.

     The Company is substantially dependent upon third party researchers and others, over which the Company will not have absolute control, to satisfactorily conduct and complete research on PTR on behalf of the Company and to grant to the Company favorable terms to provide services based upon the products which may be developed. The Company is dependent upon the validity and effectiveness of third party research developments with recognized research hospitals and clinical laboratories. The Company may provide research funding in return for the right to market and sell the laser technology and optics know-how and specific PTR applications. Management believes that this method of doing business and development provides a higher level of technical and clinical expertise than it could provide on its own and in a more cost efficient manner. The Company's success will be highly dependent upon the results of the third party research, and there can be no assurance that such research arrangements will provide the Company with marketable services in the future or that any of the products developed by these third party researchers under these arrangements will be profitable for the Company.

Seasonality

     The Company does not believe that its results of operations will be impacted by factors relating to seasonality. To the extent that economic conditions may at times vary within geographic areas the company may then become susceptible to fluctuations in sales. The Company believes, however, that the purchaser of cosmetic services is less sensitive to economic cycles. The Company believes that the demographic trend of aging baby boomers is a long and pervasive cycle that will provide a strong and profitable force driving sales well into the foreseeable future. The increase in life expectancy plus increased exposure to sun rays and related elements is requiring more treatment and services in areas provided by the Company.

Employees

     The Company has had no employees since its organization. In addition, Dr.Haouzi, (the Company's sole executive officer and director)and Mr. Heleman, have served in those positions without compensation through the date hereof. Dr. Haouzi was compensated, in the form of company common stock, for specialized services, including the preparation of a business plan and the performance of consulting services.

     Dr. Haouzi decided to profitably participate in the recent trend in the medical/cosmetic removal of blemishes through the use of laser technology and, specifically through the application of Photo Therapy Resonancy technology (otherwise referred to as "PTR") because of the belief that his prior medical & business training, when combined with Mr. Heleman's organizational skills and support, will enable them to develop a successful medical laser product distribution company which will have the advantages of among other things, greater availability of capital and potential for growth through the vehicle of a public company as compared to a privately-held company.

     The Company will be dependent upon Dr. Haouzi to develop the client base with whom to place medical laser products. Dr. Haouzi has many years of experience and is well known in many medical circles. Dr. Hoaouzi has extensive experience managing private medical clinics (over 500 beds) and a retirement home (600 beds). He is associated with many practitioners in the medical industry, specializing in dermatology. His extensive networking ability the Company believes will expose it to many of the industry's current issues and procedures. The Company plans to use to its advantage Dr. Haouzi's reputation in the medical industry. Nevertheless, while Dr. Haouzi has been successful in the past, there can be no assurance that he will be successful in the marketing and selling of PTR technology.

Facilities

     In its initial phase, the Company will operate out of offices provided by Dr. Haouzi. At the time the Company was formed, 265 Sunrise Avenue, Suite 204, Palm Beach, Florida, 33840 was used as an initial location pending funding of the Company. At the request of the Company the address has been changed to 222 Lakeview Avenue, Suite 113, West Palm Beach, Florida, 33401. Mr. Hileman will begin researching the real estate market in order to determine the most appropriate site wherein to locate DSI's offices and facilities. In the event the Company requires additional capital during this phase, Dr. Haouzi has committed to fund the operation until such time as additional capital is available.

Risk Factors

     Before making an investment decision, prospective investors in the Company's Common Stock should carefully consider, along with other matters referred to herein, the following risk factors inherent in and affecting the business of the Company.

     1. Development Stage Company. DSI was only recently organized on May 21, 1998, and accordingly, is in the early form of its development stage and must be considered promotional. Management's efforts, since inception, have been allocated primarily to organizational and fund raising activities and the ability of the Company to establish itself as a going concern is dependent upon the receipt of additional funds from operations or other sources to continue those activities. Potential investors should be aware of the difficulties normally encountered by a new enterprise in its development stage, including under-capitalization, cash shortages, limitations with respect to personnel, technological, financial and other resources and lack of a client base and market recognition, most of which are beyond the Company's control. The likelihood that the Company will succeed must be considered in light of the problems, expenses and delays frequently encountered in connection with the competitive environment in which the Company will operate. The Company's success depends to a large extent on establishing a licensing relationship with the provider of PTR technology and then successfully building a large and profitable client base. There is no guarantee that the Company's proposed activities will attain the level of recognition and acceptance necessary for the Company to become viable. There is intense competition in the medical products market in Southern Florida, the remaining State of Florida and nationwide, several of which are large public companies, which are already positioned in the business and which are better financed than the Company. There can be no assurance that the Company, with its very limited capitalization, will be able to compete with these companies and achieve profitability. (See Part I, Item 1. "Description of Business.")

     2. No Operating History, Revenues or Earnings. As of the date hereof, the Company has not yet commenced operations and, accordingly, has received no operating revenues or earnings. Since its inception, most of the time and resources of DSI's management have been spent in organizing the Company, obtaining interim financing and developing a business plan. The Company's success is dependent upon its obtaining additional financing from intended operations, from placement of its equity or debt or from third party funding sources. The Company's success in the business of supplying medical laser technology to cosmetic and dermatology clinics/centers is dependent initially upon its ability to establish a licensing relationship with a PTR provider and then the generation of a sufficient amount of sales to enable the Company to continue in operation. There is no assurance that DSI will be able to obtain additional debt or equity financing from any source. The Company, during the development stage of its operations, can be expected to sustain substantial operating expenses without generating any operating revenues or the operating revenues generated can be expected to be insufficient to cover expenses. Thus, for the foreseeable future, unless the Company attains profitable operations, which is not anticipated, the Company's financial statements will show an increasing net operating loss. (See Part I, Item 1. "Description of Business.")

     3. Minimal Assets, Working Capital and Net Worth. As of February 28, 1999, the Company's total assets in the amount of $43,832, consisted, principally, of paid-in capital of $50,000 less accrued expenses. As a result of its minimal assets, as of February 28, 1999, the Company has very minimal net worth presently. Further, DSI's working capital is presently minimal and there can be no assurance that the Company's financial condition will improve. The Company is expected to continue to have minimal working capital or a working capital deficit as a result of current liabilities. The Company, at inception, issued 850,000 shares of the Company's Common Stock to Dr. Haouzi, executive officer and director of DSI, for the fair value of $.0001 per share or $85.00. At the same time, Mr. Barrett Alan Hileman, the Company's Secretary and Treasurer, received 150,000 shares of the Company's Common Stock for the fair value of $.0001 per share or $15.00. In May, 1998, the Company sold 565,000 shares of common stock for $28,250 in cash. In June, 1998, the Company sold 371,000 shares of common stock for $18,550 in cash. The Company, in July, 1998, sold a total of 4,000 shares of common stock for $200 in cash. Then in September 1998, the Company sold 60,000 shares of common stock for $3,000 in cash. Even though management believes, without assurance, that it will obtain sufficient capital with which to implement its business plan on a limited scale, the Company is not expected to continue in operation without an infusion of capital. In order to obtain additional equity financing, management may be required to dilute the interest of existing shareholders or forego a substantial portion of its revenues, if any. (See Part I, Item 1. "Description of Business")

     4. Need for Additional Capital: Going Concern Qualification Expressed by Auditor. Without an infusion of capital or profits from operations, the Company is not expected to continue in operation after the expiration of the period of six (6) months from the date hereof. Accordingly, the Company is not expected to become a viable business entity unless additional equity and/or debt financing is obtained. DSI's independent certified public accountant has expressed this as a "going concern" qualification to the opinion of Durland and Company, CPAs P.A. on the Company's financial statements. The Company does not anticipate the receipt of operating revenues until management successfully implements its business plan, which is not assured. Further, DSI may incur significant unanticipated expenditures which deplete its capital at a more rapid rate because of among other things, the development stage of its business, its limited personnel and other resources and its lack of clients and market recognition. Because of these and other factors, management is presently unable to predict what additional costs might be incurred by the Company beyond those currently contemplated to obtain additional financing and achieve market penetration on a commercial scale in its proposed line of business, i.e. the sale of laser technology in the medical/cosmetic removal of skin blemishes and other applications to cosmetic surgery and dermatology medical clinics/offices, DSI has no identified sources of funds, and there can be no assurance that resources will be available to the Company when needed.

     5. Dependence on Management: The possible success of the Company is expected to be largely dependent on the continued services of Dr. Hoauzi, because Mr. Hileman, the Company's secretary and treasurer, does not have any medical experience or expertise in selling medical technology to medical service providers. Mr. Hileman and Dr. Haouzi have no experience in marketing or real estate. Virtually all decisions concerning (i)the clients to contact, (ii)the type of medical laser features and benefits to sell, (iii)associated financing programs to design, (iv)direct marketing material to disseminate, and (v)the establishment of a client profile database by the Company will be made or significantly influenced by Mr. Haouzi. He is currently serving as the medical director in research and development of laser therapy for the treatment of cancer and continues to serve as such. Dr. Haouzi and Mr. Hileman are expected to devote only such time and effort to the business and affairs of the Company as may be necessary to perform their responsibilities as executive officers DSI. Dr. Haouzi and Mr. Hileman may not in fact be able to devote adequate time and efforts to the business, given other employment and other responsibilities. The loss of the services of Dr. Haouzi would adversely affect the conduct of the Company's business and its prospects for the future. The Company presently holds no key-man life insurance on the lives of, and has no employment contract or other agreement with Dr. Haouzi or Mr. Hileman.

     6. No License and Existing Client Base. The Company was only recently organized. While DSI intends to engage in the sale of laser technology in the medical/cosmetic removal of skin blemishes and other applications to cosmetic surgery and dermatology medical clinics/offices, the Company currently has no license to market and sell PTR and no existing clients. Further, the very limited funding currently available to the Company will not permit it to commence business operations except on a very limited scale. There can be no assurance that the debt and/or equity financing, which is expected to be required by the Company in order for DSI to continue in business after the expiration of the next five(5) to seven(7) months, will be available. The Company has no clients presently and there can be no assurance that it will be successful in obtaining clients in its initial prospective marketing area encompassing Palm Beach and Broward Counties. DSI does not expect to have long-term contracts with any clients; thus, management believes that the Company must, in order to survive, ultimately obtain the loyalty of a large volume of clients. The Company could be expected to experience substantial difficulty in attracting the high volume of clients in the prospective target market which would enable DSI to achieve commercial viability. The Company will be dependent upon Dr. Haouzi, who has been associated with many key leaders in the medical industry specializing in Dermatology. (See Part I, Item 1. "Description of
Business," (b) "Business of Issuer - Business Strategy; and - Sales and Marketing.")

     7. High Risks and Unforeseen Costs Associated with DSI's Entry into the Sale of Medical Laser Technology Industry. There can be no assurance that the costs associated with obtaining a license to market and sell PTR and for the establishment of a client base, or for the obtaining of a substantial volume of sales by DSI will not be significantly greater than those estimated by Company management. Therefore, the Company may expend significant unanticipated funds or significant funds may be expended by DSI without development of a commercially viable Medical Laser Technology sales business. There can be no assurance that cost overruns will not occur or that such cost overruns will not adversely affect the Company. Further, unfavorable general economic conditions and/or a downturn in client confidence has in the past had, and could be expected in the future to have, an adverse affect on client ability to purchase medical laser technology which could, in turn, adversely affect the Company's business. Additionally, competitive pressures and changes in client mix, among other things, which management expects the Company to experience in the uncertain event that it achieves commercial viability, could reduce the Company's gross profit margin from time to time. Accordingly, there can be no assurance that

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DSI will be capable of establishing  itself in a commercially viable position in the local, state and nationwide Medical Laser Technology Industry sales business. (See Part I, Item 1. "Description of Business," (b) "Business of Issuer.")

     8. The Company's Services are Dependent Upon Numerous FDA Regulations. FDA Compliance is expensive and time-consuming. The products upon which the
Company's service will rely may not be able to obtain the necessary FDA clearance before they can be marketed and sold. All of our services shall be dependent upon laser medical devices. Laser medical devices are subject to FDA regulations regulating clinical testing, manufacture, labeling, sale, distribution and promotion of medical devices. Before a new device can be introduced into the market, we must obtain clearance from the FDA. Compliance with the FDA clearance process is expensive and time-consuming, and we may not be able to obtain such clearances in a timely manner or at all.

     9. Conflict of Interest. There are existing and potential conflicts of interest, including time, effort and corporate opportunity, involved in the participation by the Company's executive officers and director in other business entities and transactions. Dr. Haouzi, by virtue of his relation to the Company is an affiliate of the Company, will divide his time and effort between the Company, his existing employment and his other business obligations. Accordingly, Dr. Haouzi and Mr. Hileman may become subject to direct conflicts of interest and the corporate opportunities doctrine with respect to business opportunities in the business which come to their attention. Dr. Haouzi and Mr. Hileman, who is not presently a director of DSI, have agreed, in the event that each is elected to serve as a director of the Company in the future, that he would abstain from voting on any related party contract or transaction involving his existing business. All contracts and transactions in which either Dr. Haouzi or Mr. Hileman are parties may not be presented to the Board. In such circumstances no safeguards are in place for avoiding conflicts of interest. Nevertheless, assuming Mr. Hileman's future election to DSI's Board of Directors and his abstention from voting on any related party contract or transaction in accordance with his agreement, it would still be possible for the Board of Directors of the Company, by a vote of a sufficient number of disinterested directors, to authorize, approve or ratify such a contract or transaction with Dr. Haouzi's existing business or any other affiliate even if the terms were unfair to the Company and unreasonable.

     Because of the existing and/or potential future associations of the Company's executive officers and directors in various capacities with other firms involved in a range of business activities and because of the limited or minimal amount of time and effort which is expected to be devoted to the Company by such persons, there are existing and potential conflicts of interest in their acting as executive officers and directors of the Company. None of the executive officers or the directors of the Company will be able to devote a significant amount of time or effort to the business and affairs of the Company because of their simultaneous participation in, employment by and/or commitments to other firms involved in a range of business activities. In addition, all of such persons are or may become, in their individual capacities, officers, directors, controlling shareholders and/or partners of other entities (in addition to Dr. Haouzi's existing business) involved in a variety of businesses which are engaged, or may in the future engage, in various transactions, or compete directly, with the Company. Conflicts of interest and transactions which are not at arm's-length may arise in the future because the Company's executive officers and/or directors are involved in the management of any company which transacts

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business,  or  competes  directly  with,  the  Company.  (See  Part  I,  Item 1.
"Description of Business," (b) Business of Issuer - General.")

     10. Governmental Regulation and Litigation. The Company's business is subject to extensive federal, state and local regulation and supervision. Such regulation, among other things, requires the Company to market and sell only FDA approved medical devices. Such regulations exist primarily for the benefit of consumers, rather than for the protection of medical product distributors and manufacturers and could limit the Company's discretion in operating its business. Noncompliance with any applicable FDA statutes or regulations could result in the suspension or revocation of any license at issue, as well as extensive litigation time and expenses as a result of the imposition of civil fines, criminal penalties.

     11. Statutory Usury Law Exposure. The Company's ancillary financing activities in the State of Florida are subject to existing Florida Statutes which limit the interest rate which a lender may charge on consumer finance contracts. Such financing includes financing for services which are uninsured and which the Company agrees to finance. Before expanding the companies operations to other geographic areas, the Company must consider the impact of local usury laws. The interest rates and fees charged by the Company are regulated by various statutory usury laws which limit the application of maximum allowable interest rates and charges which in the future may be lower than those currently charged by the Company, The Company's financial condition, results of operations or cash flows may be adversely affected by such limitations.

     12. Ability to Grow. The Company expects to grow through acquisitions, internal growth and by granting franchises. The Company plans to expand its business from its current location and by entry into other markets. There can be no assurance that the Company will be able to create a market presence, or if such market is created, to expand its market presence or successfully enter other markets. The ability of the Company to grow will depend on a number of factors, including the availability of working capital to support such growth, existing and emerging competition and the Company's ability to maintain sufficient profit margins in the face of increasingly competitive industry. The Company must also manage costs in a changing regulatory environment, adapt its infrastructure and systems to accommodate growth and recruit and train qualified personnel.

     The Company also plans to expand its business, in part, through acquisitions of other related medical service providers and/or medical product distributors. Although the Company will continuously review potential acquisition candidates, it has not entered into any agreement, understanding or commitment with respect to any acquisitions at this time. There can be no assurance that the Company will be able to successfully identify suitable acquisition candidates, complete acquisitions on favorable terms, or at all, or integrate acquired businesses into its operations. Moreover, there can be no assurance that acquisitions will not have a material adverse effect on the Company's operating results, particularly in the fiscal quarters immediately following the consummation of such transactions, while the operations of the acquired business are being integrated into the Company's operations. Once integrated, acquisitions may not achieve comparable levels of revenues, profitability or productivity as at then existing Company-owned locations or otherwise perform as expected. The Company is unable to predict whether or when any prospective acquisition candidate will become available or the likelihood that any acquisitions will be completed. The Company will be competing for acquisition and expansion opportunities with entities that have substantially greater resources than the Company. In addition, acquisitions involve a number of special risks, such as diversion of management's attention, difficulties in the integration of acquired operations and retention of personnel, unanticipated problems or legal liabilities, and tax and accounting issues, some of all of which could have a material adverse effect on the Company's results of operations and financial condition.

     Franchise growth poses the additional risk of the inability of the Company to control the quality of services provided by its franchise associates. Moreover, the failure of any franchise associate to pay royalties due to the Company could have a material adverse effect on the Company's financial condition and results of operations (See Part I, Item 1. "Description of Business (b) "Business Strategy.")

     13. "Potential for Unfavorable Interpretation of Government Regulations" and Part I, Item 1. "Description of Business" (b) "Business of Issuer-Industry Regulation.")

     At such time as the Company enters into franchise agreements, the Company may be subject to claims asserting that it is vicariously liable for the damages allegedly caused by the franchisees. Generally, franchisor liability for the acts or inactions of its franchisees are based on agency concepts. The Company intends for its franchise agreements to state that the parties are not agents and that the franchisees control the day-to-day operations of their businesses. Furthermore, it is intended that the franchise agreements will require the franchisees to undertake certain efforts to inform the public that they are not agents of the Company and that they are independently owned and operated. Moreover, the Company will take certain additional steps to insulate its potential liability based on claims from the franchisee's conduct including requiring the franchisees to indemnify the franchiser for such claims and mandating that the franchisees carry certain insurance coverage naming the Company as an additional insured. Despite these efforts to minimize the risk of vicarious liability, there can be no assurance that a claim will not be made against the Company, nor that the indemnification requirements and insurance coverage will be sufficient to cover any judgments, settlements or costs relating to such a claim.

     14. Competition. The markets in which the Company is engaged is subject to keen competition and rapid technological change. The Company's competitors include local, regional and national medical product manufacturers and distributors, many of which are larger and have greater financial and marketing resources than the Company. To the extent that such competitors aggressively protect their existing market share through the reduction of product pricing and the providing of other purchasing incentives to the Company's targeted clients, the Company's financial condition, results of operations or cash flows could be materially and adversely affected.

     Many of the Company's competitors have significantly greater name recognition and have greater marketing, financial and other resources than the Company. The Company expects that there will be significant consolidation in the industry, resulting in increased competition from larger national and regional companies. There can be no assurance that the Company will be able to complete


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



effectively against such competitors in the future. (See Part I. Item 1. "Description of Business," (b) "Business of Issuer-Competition.")

     15. Seasonal Variations in Results. The Company expects minimal to no seasonal variations in results. The Company believes that the clients who avail themselves of cosmetic surgery and dermatology medical services are not impacted by economic downturns or climactic patterns. Such clients have adequate financing for the services. Only if financing is provided by the Company will such seasonal variations be felt. (See Part I, Item 1. "Description of Business", (b) "Business of Issuer - Seasonality.")

     16. Lack of Working Capital Funding Source. The Company expects to receive payments on the internally financed sales ("receivables") on a timely basis. However, the Company will plan for a reserve to be held for non-performing receivables. In the event that such reserve for non-performing receivables increases substantially the Company's working capital will be negatively impacted directly impairing operations. In addition, as new offices are established or acquired, or as the existing office is expanded, there will be increasing requirements for cash to fund the Company's plans for expansion. The Company has no current source of working capital funds, and should the Company be unable to secure additional financing on acceptable terms, its business, financial condition, results of operations and liquidity would be materially adversely affected.

     17. Absence of Public Market for Shares. The Company's shares of Common Stock are not registered with the U.S. Securities and Exchange Commission under the Act. There is no public market for the shares of Common Stock and no assurance that one will develop. Of such shares, the Company has issued 1,000,000 shares of common stock to persons affiliated withe DSI pursuant to an exemption from registration provided by Rule 4(2) and 506 of Regulation D promulgated under Section 3(b) of the Act. These shares are "restricted securities". Rule 144 of the Act provides, in essence, that holders of restricted securities, for a period of one year after the acquisition thereof from the Company or an affiliate of the Company, may, every three months, sell to a market maker or in ordinary brokerage transactions an amount equal to one percent of the Company's then outstanding securities. Non-affiliates of the Company who hold restricted securities for a period of two years may sell their securities without regard to volume limitations or other restrictions. Resales of the free- trading shares of Common Stock by "affiliates, control persons and/or underwriters" of DSI, as those terms are defined in the Act, will be subject to the volume limitations, described in paragraph (e) of Rule 144. Any transfer or resale of the shares of DSI's Common Stock will be subject, in addition to the Federal securities laws, to the "blue sky" laws of each state in which such transfer or resale occurs. A total of 1,000,000 shares of the Company's Common Stock will be available for resale under Rule 144 commencing on May 21, 1999. Sales of shares of Common Stock under Rule 144 may have a depressive effect on the market price of the Company's Common Stock, should a public market develop for such stock. Such sales also might impede future financing by the Company. (See Part III, Item 11. "Security Ownership of Certain Beneficial Owners and Management.")

     18. No Dividends. While payments of dividends on the Common Stock rests with the discretion of the Board of Directors, there can be no assurance that dividends can or will ever be paid. Payment of dividends is contingent upon, among other things, future earnings, if any, and the financial condition of the

Company, capital requirements, general business conditions and other factors which cannot now be predicted. It is highly unlikely that cash dividends on the Common Stock will be paid by the Company in the foreseeable future.

     19. No Cumulative Voting. The election of directors and other questions will be decided by a majority vote. Since cumulative voting is not permitted and less than one-half of the Company's outstanding Common Stock constitute a quorum, investors who purchase shares of the Company's Common Stock may not have the power to elect even a single director and, as a practical matter, the current management will continue to effectively control the Company.

     20. Control by Present Shareholders. The present shareholders of the Company's Common Stock will, by virtue of their percentage share ownership and the lack of cumulative voting, be able to elect the entire Board of Directors, establish the Company's policies and generally direct its affairs. Accordingly, persons investing in the Company's Common Stock will have no significant voice in Company management, and cannot be assured of ever having representation on the Board of Directors. (See Part III, Item 11. "Security Ownership of Certain Beneficial Owners and Management.")

     21. Potential Anti-Takeover and Other Effects of Issuance of Preferred Stock May Be Detrimental to Common Shareholders. Potential Anti-Takeover and Other Effects of Issuance of Preferred Stock May Be Detrimental to Common Shareholders. The Company is authorized to issue up to 10,000,000 shares of preferred stock. $.0001 par value per share (hereinafter referred to as the "Preferred Stock"); none of which shares has been issued. The issuance of Preferred Stock does not require approval by the shareholders of the Company's Common Stock. The Board of Directors, in its sole discretion, has the power to issue shares of Preferred Stock in one or more series and to establish the dividend rates and preferences, liquidation preferences, voting rights, redemption and conversion terms and conditions and any other relative rights and preferences with respect to any series of Preferred Stock. Holders of Preferred Stock may have the right to receive dividends, certain preferences in liquidation and conversion and other rights; any of which rights and preferences may operate to the detriment of the shareholders of the Company's Common Stock. Further, the issuance of any shares of Preferred Stock having rights superior to those of the Company's Common Stock may result in a decrease in the value of market price of the Common Stock provided a market exists, and additionally, could be used by the Board of Directors as an anti-takeover measure or device to prevent a change in control of the Company.

     22. No Secondary Trading Exemption. In the event a market develops in the Company's shares, of which there can be no assurance, secondary trading in the Common Stock will not be possible in each state until the shares of Common Stock are qualified for sale under the applicable securities laws of the state or the Company verifies that an exemption, such as listing in certain recognized securities manuals, is available for secondary trading in the state. There can be no assurance that the Company will be successful in registering or qualifying the Common Stock for secondary trading, or availing itself of an exemption for secondary trading in the Common Stock, in any state. If the Company fails to register or qualify, or obtain or verify an exemption for the secondary trading of, the Common Stock in any particular state, the shares of Common Stock could not be offered or sold to, or purchased by, a resident of that state. In the event that a significant number of states refuse to permit secondary trading in

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the Company's  Common  Stock,  a public market for the Common Stock will fail to develop and the shares could be deprived of any value.

     23. Possible Adverse Effect of Penny Stock Regulations on Liquidity of Common Stock in any Secondary Market. In the event a market develops in the Company's shares, of which there can be no assurance, then if a secondary trading market develops in the shares of Common Stock of the Company, of which there can be no assurance, the Common Stock is expected to come within the meaning of the term "penny stock" under 17 CAR 240.3a51-1 because such shares are issued by a small company; are low-priced (under five dollars); and are not traded on NASDAQ or on a national stock exchange. The Securities and Exchange Commission has established risk disclosure requirements for broker-dealers participating in penny stock transactions as part of a system of disclosure and regulatory oversight for the operation of the penny stock market. Rule 15g-9 under the Securities Exchange Act of 1934, as amended, obligates a broker-dealer to satisfy special sales practice requirements, including a requirement that it make an individualized written suitability determination of the purchaser and receive the purchaser's written consent prior to the transaction. Further, the Securities Enforcement Remedies and Penny Stock Reform Act of 1990 require a broker-dealer, prior to a transaction in a penny stock, to deliver a standardized risk disclosure instrument that provides information about penny stocks and the risks in the penny stock market. Additionally, the customer must be provided by the broker-dealer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and the salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. For so long as the Company's Common Stock is considered penny stock, the penny stock regulations can be expected to have an adverse effect on the liquidity of the Common Stock in the secondary market, if any, which develops.

Item 2. Management's Discussion and Analysis or Plan of Operation.

Plan of Operations

     Since its inception, the Company has conducted no business operations except for organizational and capital raising activities. For the period from inception (May 21, 1998) through February 28, 1999, the Company had no income from operations and operating expenses aggregating of $13,891, and a loss from operations. The Company proposes to profitably participate in the recent trend in the medical/cosmetic removal of blemishes through the use of laser technology and, specifically through the application of Photo Therapy Resonancy technology (otherwise referred to as "PTR").

     Dr. Pierre Haouzi, 61 years old, is a graduate of the Paris School of Medicine, specializing in Biology and is Licensed to practice general medicine. He has a specialty in Sports Medicine and Traumatology and in 1979 was certified by the Country of France. Dr. Haouzi has testified numerous times in court as a medical expert. He also holds a certification in Homeopathy and Accupuncture. In June 1995 Dr. Haouzi resigned his position managing retirement homes and private clinics. In 1996 he assumed the position of Medical Director of Lasertec of France's research and development of laser therapy for the specialized treatment of cancer. Dr. Pierre Haouzi is associated with all of the key leaders in the medical industry specializing in Dermatology. His networking power will connect the Company with all the current industry issues and procedures. Dr. Haouzi is developing the sales of this medical laser technology for the Company for the following, among other, reasons: (i) because of his belief that a public company could exploit his talents, services and business reputation to commercial advantage and (ii) to observe directly whether the perceived advantages of a public company, including, among others, greater ease in raising capital, liquidity of securities holdings and availability of current public information, would translate into greater profitability for a public, as compared to a locally-owned company.

     Dr. Haouzi has applied portions of his training to his recent research and development of laser technology therapy. While the research and development has been focused on specialized treatment of cancer and many benefits from laser application have been discovered, refined and applied to the areas in which the Company will market its services. Dr. Haouzi has been authorized and permitted to develop this additional technology while engaged in his research and development for the specialized treatment of cancer. Such forms of cancer researched to which PTR technology may apply includes cancer of the bladder, skin cancer and cancer of the vocal chords. In some respects the areas overlap and the cancer research has developed new methods of treatment and laser application for the areas in which the Company will engage. Dr. Haouzi has been a key researcher for Lasertec of France, was authorized and permitted by Lasertec of France to develop additional technology while doing cancer research and has a verbal commitment from Lasertec of France which owns the PTR technology that he is permitted to utilize such technologies in his own business. The specific terms of the license is under discussion and the Company expects a written agreement with respect to the technology in the very near future.

     If the Company is unable to generate sufficient revenue from operations to implement its expansion plans, management intends to explore all available alternatives for debt and/or equity financing, including but not limited to private and public securities offerings. Management anticipates that it will be able to satisfy its cash requirements for the next approximately six (6) months without raising funds via debt and/or equity financing or from third party funding sources. Accordingly, management expects that it will be necessary for DSI to raise additional funds in the next six (6) months, commencing approximately four(4) months from the date hereof, in the event that the Company is unable to generate any revenue from operations and if only a minimal level of revenue is generated in accordance with management's expectations.

     Dr. Haouzi, at least initially, will be solely responsible for developing DSI's medical laser sales business. However, at such time, if ever, as sufficient operating capital becomes available, management expects to employ additional staffing and marketing personnel. In addition, the Company expects to continuously engage in market research in order to monitor new market trends and other critical information deemed relevant to DSI's business.

     In addition, at least initially, the Company intends to operate out of an office provided by Dr. Haouzi. Thus, it is not anticipated that DSI will lease or purchase office space or computer equipment in the foreseeable future. DSI may in the future establish its own facilities and/or acquire computer equipment if the necessary capital becomes available; however, the Company's financial condition does not permit management to consider the acquisition of office space or equipment at this time.

Financial Condition, Capital Resources and Liquidity

     At February 28, 1999, the Company had assets totaling $43,832 and liabilities of $7,623 attributable to accrued legal expenses, organization expenses and professional fees. Since the Company's inception, it has received $50,000 in cash contributed as consideration for the issuance of shares of Common Stock.

     DSI's working capital is presently minimal and there can be no assurance that the Company's financial condition will improve. The Company is expected to continue to have minimal working capital or a working capital deficit as a result of current liabilities. The Company, at inception, issued 850,000 shares of the Company's Common Stock to Dr. Haouzi, executive officer and director of DSI, for the fair value of services rendered valued at $85.00. At the same time, Mr. Hileman, the Company's Secretary and Treasurer, received 150,000 shares of the Company's Common Stock for services valued by him at $15.00. In May, 1998, the Company sold 565,000 shares of common stock for $28,250 in cash. In June, 1998, the Company sold 371,000 shares of common stock for $18,550 in cash. The Company, in July, 1998, sold a total of 4,000 shares of common stock for $200 in cash. Then in September 1998 the Company sold 60,000 shares of common stock for $3,000 in cash. Even though management believes, without assurance, that it will obtain sufficient capital with which to implement its business plan on a limited scale, the Company is not expected to continue in operation without an infusion of capital. In order to obtain additional equity financing, management may be required to dilute the interest of existing shareholders or forego a substantial interest of its revenues, if any. (See Part I, Item 1. "Description of Business"; See Part III, Item 11. "Security Ownership of Certain Beneficial Owners and Management" and Part III, Item 12. "Certain Relationships and Related Transactions.")

     The Company has no potential capital resources from any outside sources at the current time. In its initial phase, the Company will operate out of the facility provided by Dr. Haouzi. Dr. Haouzi will begin by finding clients for the Company and instructing Mr. Hileman in the operation of medical laser sales business. To attract clients, Dr. Haouzi and Mr. Hileman will visit potential clients in order to determine their needs. The Company will place advertising in local area newspapers in Palm Beach County to directly solicit prospective clients and to brand-name awareness. In the event the Company requires additional capital during this phase, Dr. Haouzi has committed to fund the operation until such time as additional capital is available. The Company believes that it will require two (2) to three (3) months in order to determine the market demand potential.

     The ability of the Company to continue as a going concern is dependent upon its ability to obtain a licensing arrangement with the manufacturer of PTR medical lasers and then finding clients who will purchase it. The Company believes that in order to be able to expand its initial operations, it must rent offices in Palm Beach County, hire clerical staff and acquire through purchase or lease computer and office equipment to maintain accurate financial accounting and client data. The Company believes that there is adequate and affordable rental space available in Palm Beach County and sufficiently trained personnel to provide such clerical services at affordable rates. Further, the Company believes that the type of equipment necessary for the operation is readily accessible at competitive rates.

     To implement such plan, also during this initial phase, the Company intends to initiate a selfdirected private placement under Rule 506 in order to raise an additional $100,000. In the event such placement is successful, the Company believes that it will have sufficient operating capital to meet the initial expansion goals and operating costs for a period of six (6) months. In the event the Company is not successful in raising such funds, the Company believes that it will not be able to continue operations past a period of six (6) months.

 Net Operating Losses

     The Company has net operating loss carry-forwards of $13,891 expiring at February 28, 2019. The company has a $2,733 deferred tax asset resulting from the loss carry-forwards, for which it has established a 100% valuation allowance. Until the Company's current operations begin to produce earnings, it unclear as to the ability of the Company to utilize such carry-forwards.

Year 2000 Compliance

     The Year 2000 issue is the result of potential problems with computer systems or any equipment with computer chips that use dates where the date has been stored as just two digits (e.g. 98 for 1998). On January 1, 2000, any clock or date recording mechanism including date sensitive software which uses only two digits to represent the year, may recognize the date using 00 as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruption of operations, including among other things, a temporary inability to process transactions, send invoices, or engage in similar activities.

     The Company determined that the Year 2000 impact is not material to Dermatology Systems, Inc. and that it will not impact its business, operations or financial condition since all of the internal software to be developed and utilized by the Company will have capability of being upgraded to support Year 2000 versions.

     There can be no assurance, however, that the systems of other companies on which the Company's systems may have to rely also will be timely converted or that any such failure to convert by another company would not have an adverse affect on the Company's systems. Currently the Company does not have to rely on others that might have an adverse affect on any Company systems and does not anticipate any such reliance in the near future.

Forward-Looking Statements

     This Form 10-KSB includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, included or incorporated by reference in this Form 10-KSB which address activities, events or developments which the Company expects or anticipates will or may occur in the future, including such things as future capital expenditures (including the amount and nature thereof), business strategy, expansion and growth of the Company's business and operations, and other such matters are forward-looking statements. These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results or developments will conform with the Company's expectations and predictions is subject to a number of risks and uncertainties, general economic market and business conditions; the business opportunities (or lack thereof) that may be presented to and pursued by the Company; changes in laws or regulation; and other factors, most of which are beyond the control of the Company. Consequently, all of the forward-looking statements made in this Form 10-KSB are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequence to or effects on the Company or its business or operations. The Company assumes no obligations to update any such forward-looking statements. The Safe Harbor provisions referred to herein do not apply to the Company until the Company is subject to the reporting requirements of Section 13(a) or Section 15(d) of the Exchange Act.

Item 3. Description of Property:

     The Company's executive offices are located at 22 Lakeview Avenue, Suite 113 West Palm Beach, FL 33401. Its telephone number is (561) 832-5699. The Company pays no rent for this space.

     The Company owns no real or personal property.

Item 4. Security Ownership of Certain Beneficial Owners and Managers

     The following table sets forth information as of June 14, 1999, regarding the ownership of the Company's Common Stock by each shareholder known by the Company to be the beneficial owner of more than five per cent of its outstanding shares of Common Stock, each director and all executive officers and directors as a group. Except as otherwise indicated, each of the shareholders has sole voting and investment power with respect to the shares of Common Stock beneficially owned.

                                                  Amount
Name and Address of                               Beneficially        Percent of
Beneficial Owner                                  Owned               Class (1)
---------------                                   -----               --------
Dr. Pierre Haouzi     (1)(2)(3)                   850,000             42.50%
222 Lakeview Avenue, Suite 113
West Palm Beach, Florida 3340

Barrett Alan Hileman (2)                          150,000              7.5%
222 Lakeview Avenue, Suite 113
West Palm Beach, Florida 33401

All Executive Officers and Directors              1,000,000           50.00%
as a Group (two persons)
-------------------

(1) Based upon 2,000,000 shares of the Company's Common Stock issued and outstanding as of June14, 1999.
(2)  Executive officer of the Company.
(3)  Member of the Board of Directors of the Company.

Item 5. Directors, Executive Officers, Promoters and Control Persons

         Pierre Haouzi, President

     Dr. Haouzi is a graduate of the Paris School of Medicine, specializing in Biology and is Licensed to practice general medicine. He has a specialty in Sports Medicine and Traumatology and in 1979 was certified by the Country of France. Dr. Haouzi has testified numerous times in court as a medical expert. He also holds a certification in Homeopathy and Accupuncture. In June 1995 Dr. Haouzi resigned his position managing retirement homes and private clinics to become the Medical Director of Lasertec of France's research and development of laser therapy for the specialized treatment of cancer and continues to serve as such. Dr. Pierre Haouzi is associated with all of the key leaders in the medical industry, specializing in Dermatology. His networking power will connect the Company with all the current industry and procedures. Under Dr. Haouzi's direction, the Company plans to offer clients an established product line. It is anticipated, and subject to the availability of additional funding, that the Company will employ additional physician with experience in cosmetic and dermatology servicing in order to effectively penetrate the market. Dr. Haouzi has no experience in marketing or real estate.

         Barrett Alan Hileman, Secretary and Treasurer

     Barrett Alan Hileman, is currently attending the Academy Art School. He has a specialty in the cinema business and has been interested in the medical field since childhood. Most of his family is involved in this industry. Mr. Hileman has no experience in real estate, marketing or the medical industry.

         Management is unable at this time to forecast with any degree of certainty the acceptance of the Company's PTR, its funding programs or the expenses of doing business; however, DSI intends to market its programs competitively in the Company's target markets.

Executive Officers and Directors

     Set forth below are the names, ages, positions with the Company and business experiences of the executive officers and directors of the Company.

Name                             Age           Position(s) with Company
----                             --            ------------------
Dr. Pierre Haouzi (4)            62            President, Chief Executive
                                               Officer &  Director

Mr. Barrett Alan Hileman(4)      21            Secretary & Treasurer

(d) The above-named persons may be deemed to be "promoters" and "parents" of the Company, as those terms are defined under the Rules and Regulations promulgated under the Act.

     All directors hold office until the next annual meeting of the Company's shareholders and until their successors have been elected and qualify. Officers serve at the pleasure of the Board of Director. Dr. Haouzi and Mr. Hileman will devote such time and effort to the business and affairs of the Company as may be necessary to perform their responsibilities as executive officers and/or directors of the Company.

     Aside from the above officers and directors, there are no other persons whose activities will be material to the operations of the Company at this time. Dr. Haouzi and Mr. Hileman are the sole "promoters" of the Company as such term is defined under the Act.

Family Relationships

     There are no family relationships between or among the executive officers and director of the Company.

Business Experience

     Dr. Pierre Haouzi, has served as the President since its inception on May 21, 1998. As such he acts as the CEO, CFO and Principal Accounting Officer. Dr. Pierre Haouzi, is a graduate of the Paris School of Medicine, specializing in Biology and is Licensed to practice general medicine. He has a specialty in Sports Medicine and Traumatology and in 1979 was certified by the Country of France. Dr. Haouzi has testified numerous times in court as a medical expert. He also holds a certification in Homeopathy and Accupuncture. In June 1995 Dr. Haouzi resigned his position managing retirement homes and private clinics. In 1996 he assumed the position of Medical Director of Lasertec of France's research and development of laser therapy for the specialized treatment of cancer and continues to serve as such. Dr. Pierre Haouzi is associated with all of the key leaders in the medical industry, specializing in Dermatology. His networking power will connect the Company with all the current industry issues and procedures.

     Mr. Barrett Alan Hileman has served as the Secretary and Treasurer since its inception on May 21, 1998. Mr. Hileman is currently attending the Academy Art School, his a specialty in the cinema business and has been interested in the medical field since his childhood, being raised in this environment. .

     Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's executive officers and directors and persons who own more than 10% of a registered class of the Company's equity securities, to file with the Securities and Exchange Commission (hereinafter referred to as the "Commission")initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership, of Common Stock and other equity securities of the Company on Forms 3, 4 and 5, respectively. Executive officers, directors and greater than 10% shareholders are required by Commission regulations to furnish the Company with copies of all Section 16(a) reports they file. To the Company's knowledge, Dr. Haouzi and Mr. Hileman comprise all of the Company's executive officers, directors and greater than 10% beneficial owners of its common Stock, and has complied with Section 16(a) filing requirements applicable to him during from inception (May 21, 1998) to the end of February 28, 1999.

Item 6.  Executive Compensation:

     The Company, in consideration for various services performed for the Company, issued to Dr. Haouzi, the Company's sole executive officer and/or director, 850,000 shares of restricted common stock and issued to Mr. Barrett

Alan Hileman, the Company's Secretary and Treasurer, 150,000 shares of restricted common stock for consulting services on behalf of DSI. Except for the above-described compensation, it is not anticipated that any executive officer of the Company will receive any cash or non-cash compensation for his or her services in all capacities to the Company until such time as the Company commences business operations. At such time as DSI commences operations, it is expected that the Board of Directors will approve the payment of salaries in a reasonable amount to each of its officers for their services in the positions. At such time, the Board of Directors may, in its discretion, approve the payment of additional cash or non-cash compensation to the foregoing for their services to the Company.

     The Company does not provide officers with pension, stock appreciation rights, long-term incentive or other plans but has the intention of implementing such plans in the future.

Compensation of Directors

     The Company has no standard arrangements for compensating the directors of the Company for their attendance at meetings of the Board of Directors.

Item 7.  Certain Relationships and Related Transactions:

     On May 21, 1998, the Company issued 850,000 shares of restricted Common Stock to Dr. Pierre Haouzi, the President and Director of the Company and record and beneficial owner of approximately 42.5% of the Company's outstanding Common Stock, in consideration and exchange therefore for services in connection with the organization of DSI performed for the Company by him.

     On May 21, 1998, the Company issued and sold 150,000 shares of restricted Common Stock to Mr. Barrett Alan Hileman, the Secretary and Treasurer of the Company and record and beneficial owner of approximately 7.5% of the Company's outstanding Common Stock, in consideration and exchange therefore for services in connection with the organization of DSI performed for the Company by him.

     At the current time, the Company has no provision to issue any additional securities to management, promoters or their respective affiliates or associates.(See Part I, Item 1. "Description of Business - (b) Business of Issuer.")

     Dr. Haouzi and Mr. Hileman are the sole "promoters" of the Company. (See Directors, Executive Officers, Promoters and Control Persons).

Item 8.  Description of Securities.

     The Company is authorized to issue 50,000,000 shares of Common Stock, $0.0001 par value. The issued and outstanding shares of Common Stock being registered hereby are validly issued, fully paid and non-assessable. The holders of outstanding shares of Common Stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the Board of Directors may from time to time determine.

     All shares of Common Stock have equal voting rights and, when validly issued and outstanding, have one vote per share in all matters to be voted upon by the stockholders. A majority vote is required on all corporate action. Cumulative voting in the election of directors is not allowed, which means that the holders of more than 50% of the outstanding shares can elect all the directors as they chose to do so and, in such event, the holders of the remaining shares will not be able to elect any directors. The shares of Common Stock have no preemptive, subscription, conversion or redemption rights and can only be issued as fully paid and nonassessable shares. Upon liquidation, dissolution or winding-up of the Company, the holders of Common Stock are entitled to receive a pro rata of the assets of the Company which are legally available for distribution to stockholders.

Preferred Stock

     The Company is authorized to issue 10,000,000 shares of Preferred Stock, $0.0001 par value. Currently there are no issued and outstanding preferred shares of the Company. The Board of Directors is authorized to establish the terms, conditions and preferences of such stock.

Transfer Agent

     The transfer agent and address for the Company:

                       Interwest Transfer Co., Inc.
                       1981 E. Murray Holiday Road
                       Suite 100
                       Salt Lake City, Utah 84117

PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

     No matter was submitted during the fourth quarter of the fiscal year ended June 30, 1999, covered by this report to a vote of the Company's shareholders, through the solicitation of proxies or otherwise.

     (a) Market Information.

     There has been no established public trading market for the Common Stock since the Company's inception on May 21, 1998.
     (b) Holders.

     As of December 31, 1999,, the Company had 42 shareholders of record of its 2,000,000 outstanding shares of Common Stock.

     (c) Dividends.

     The Company has never paid or declared any dividends on its Common Stock and does not anticipate paying cash dividends in the foreseeable future.

     (d) Options and Warrants

         There are no outstanding options or warrants to purchase, or securities convertible into common equity of the Company.

     (e) Public Quotations of Stock

     The Company has not as of this date, but intends to request in the immediate future a licensed broker-dealer, to act as a market maker for the Company's securities. Thus far the Company has not requested any market maker and does not have a specific market maker in mind to submit the Company's Form 10-SB to the National Association of Securities Dealers and to serve as a market maker for the Company's Common Stock. The Company anticipates that other market makers may be requested to participate at a later date. The Company will not use consultants to obtain market makers. There have been no preliminary discussions between the Company, or anyone acting on its behalf, and any market maker regarding the future trading market for the Company. It is anticipated that the market maker will be contacted after the comment phase for the Form 10-SB and only by management of the Company.

Item 2.   Legal Proceedings.

     The Company knows of no legal proceedings to which it is a party or to which any of its property is the subject which are pending, threatened or contemplated or any unsatisfied judgments against the Company.

Item 3.   Changes in and Disagreements with Accountants

     Because the Company has been generally inactive since its inception, it has had no independent accountant until the retention in June 1998 of Durland and Company, CPA's, P.A., 340 Royal Palm Way, Suite 204, Palm Beach, Florida 33480. There has been no change in the Company's independent accountant during the period commencing with the Company's retention of Durland and Company, CPA's, P.A. through the date hereof.

Item 4.   Recent Sales of Unregistered Securities

     On May 21, 1998, the Company issued 850,000 shares of restricted Common Stock to Dr. Pierre Haouzi, the President and Director of the Company and record and beneficial owner of approximately 42.5% of the Company's outstanding Common Stock, in consideration and exchange therefore for services in connection with the organization of DSI performed for the Company by him.

     On May 21, 1998, the Company issued and sold 150,000 shares of restricted Common Stock to Mr. Barrett Alan Hileman, the Secretary and Treasurer of the Company and record and beneficial owner of approximately 7.5% of the Company's outstanding Common Stock, in consideration and exchange therefore for services in connection with the organization of DSI performed for the Company by him.

     The Company relied upon Section 4(2) of the Act for the issuance of such shares. The facts relied upon include the fact that both investors were accredited, the books and records of the Company were made available to them, and all relevant facts were personally known to both investors.

     Beginning in May 1998 through September 1998, the Company issued and sold an aggregate of 1,000,000 shares of Common Stock to Georgia, Florida and French residents for cash consideration totaling $50,000 (140,000 shares to sixteen(16) Georgia residents and at $.05 per share; 391,000 shares to eight(8) Florida resident at $.05 per share; and 469,000 shares to sixteen(16) French Nationals at $.05 per share). No underwriter was employed in connection with the offering and sale of the shares. The Company claimed the exemption from registration in connection with each of the offerings provided under Section 3(b) of the Act and Rule 504 of Regulation D promulgated thereunder, Section 10-5-9(13) of the Georgia Code and Section 517.061(11) of the Florida Code.

     The facts relied upon the by the Company to make the federal exemption available include the following: (i) the aggregate offering price for the offering of the shares of Common Stock did not exceed $1,000,000, less the aggregate offering price for all securities sold within the twelve months before the start of and during the offering of the shares in reliance on any exemption under Section 3(b) of, or in violation of Section 5(a) of, the Act; (ii) no general solicitation or advertising was conducted by the Company in connection with the offering of any of the shares; (iii) the fact that the Company has not been since its inception (a) subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended; (b) an "investment Company" within the meaning of the Investment Company Act of 1940, as amended; or (c) a development stage Company that either has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and (iv) the required number of manually executed originals and true copies of Form D were duly and timely filed with the U.S. Securities and Exchange Commission.

     The facts relied upon to make the Georgia exemption available include the following: (i) the aggregate number of persons purchasing the Company's stock during the 12 month period ending on the date of issuance did not exceed fifteen
(15) persons; (ii) neither the offer nor the sale of any of the shares was accomplished by a public solicitation or advertisement; (iii) each certificate contains a legend stating "These securities have been issued or sold in reliance of paragraph (13) of Code Section 10-5-9 of the Georgia Securities Act of 1973 and may not be sold or transferred except in a transaction which is exempt under such act or pursuant to an effective registration under such act"; and (iv) each purchaser executed a statement to the effect that the securities purchased have been purchased for investment purposes. Offerings made pursuant to this section of the Georgia Securities Act have no requirement for an offering memorandum or disclosure document.

     The facts relied upon to make the Florida exemption available include the following: (i) sales of the shares of Common Stock were not made to more than 35 persons; (ii) neither the offer nor the sale of any of the shares was accomplished by the publication of any advertisement; (iii) all purchasers either had a preexisting personal or business relationship with one or more of the executive officers of SDP or, by reason of their business or financial experience, could be reasonably assumed to have the capacity to protect their own interests in connection with the transaction; (iv) each purchaser represented that he was purchasing for his own account and not with a view to or for sale in connection with any distribution of the shares; and (v) prior to sale, each purchaser had reasonable access to or was furnished all material books and records of the Company, all material contracts and documents relating to the proposed transaction, and had an opportunity to question the executive officers of the Company. Pursuant to Rule 3E-500.005, in offerings made under
Section 517.061(11) of the Florida Statutes, an offering memorandum is not required; however each purchaser (or his representative) must be provided with or given reasonable access to full and fair disclosure of material information. An issuer is deemed to be satisfied if such purchaser or his representative has been given access to all material books and records of the issuer; all material contracts and documents relating to the proposed transaction; and an opportunity to question the appropriate executive officer. In the regard, Dr. Haouzi supplied such information and was available for such questioning.

     As of the date hereof, the Company has issued and outstanding 2,000,000 shares of common stock. Of this total, 1,000,000 shares were originally issued in transactions on May 21, 1998, pursuant to Rule 144. Such shares may not be sold or otherwise transferred without restriction pursuant to the terms of Rule 144 ("Rule 144")of the Securities Act of 1933, as amended (the "Act") except as provided therein. The remaining 1,000,000 shares were issued subject to Regulation D, Section 504 and may be sold or transferred unless restricted by applicable state law. Residents of the State of Georgia who were issued shares are subject to a restrictive legend for a period of one (1) year absent an applicable exception from registration

Item 5.     Indemnification of Directors and Officers.

     Article X of the Company's Articles of Incorporation contains provisions providing for the indemnification of directors and officers of the Company as follows:

     (a) The corporation shall indemnify any person who was or is a party, or is threatened to be made a party, of any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is otherwise serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership joint venture, trust or other enterprise, against expenses (including attorneys'fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred by him in connection with such action, suit or proceeding, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, has no reasonable cause to believe his conduct is unlawful. The termination of any action, suit or proceeding, by judgment, order, settlement, conviction upon a plea of nolo contendere or its equivalent, shall not of itself create a presumption that the person did not act in good faith in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had reasonable cause to believe the action was unlawful.

     (b) The corporation shall indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action or suit by or in the right of the corporation, to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), actually and reasonably incurred by him in connection with the defense or settlement of such action or suit, if he acted in good faith and in a manner he reasonably believed to be in, or not, opposed to, the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation, unless, and only to the extent that, the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability, but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which such court deems proper.

     (c) To the extent that a director, officer, employee or agent of the corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Sections (a) and (b) of this Article, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorney's fees) actually and reasonably incurred by him in connection therewith.

     (d) Any indemnification under Section (a) or (b) of this Article (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the officer, director and employee or agent is proper in the circumstances, because he has met the applicable standard of conduct set forth in Section (a) or (b) of this Article. Such determination shall be made (i) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (ii) if such quorum is not obtainable or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by the affirmative vote of the holders of a majority of the shares of stock entitled to vote and represented at a meeting called for purpose.

     (e) Expenses (including attorneys' fees) incurred in defending a civil or criminal action, suit or proceeding may be paid by the corporation in advance of the final disposition or such action, suit or proceeding, as authorized in Section (d) of this Article, upon receipt of an understanding by or on behalf of the director, officer, employee or agent to repay such amount, unless it shall ultimately be determined that he is entitled to be indemnified by the corporation as authorized in this Article.

     (f) The Board of Directors may exercise the corporation's power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this Article.

     (g) The indemnification provided by this Article shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under these Articles of Incorporation, the Bylaws, agreements, vote of the shareholders or disinterested directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office and shall continue as to person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs and personal representative of such a person.

     The Company has no agreements with any of its directors or executive offices providing for indemnification of any such persons with respect to liability arising out of their capacity or status as officers and directors.

     At present, there is no pending litigation or proceeding involving a director or executive officer of the Company as to which indemnification is being sought.


PART F/S

     The Financial Statements of DSI, and Notes to Financial Statements together with the Independent Auditor's Report of Durland and Company, CPA's, P.A., required by this Item 13 commence on page F-1 hereof and are incorporated herein by this reference.

INDEX TO FINANCIAL STATEMENTS



Independent Auditors' Report...................................F-2

Balance Sheets.................................................F-3

Statements of Loss.............................................F-4

Statements of Changes in Stockholders' Equity..................F-5

Statements of Cash Flows.......................................F-6

Notes to Financial Statements..................................F-7

                          INDEPENDENT AUDITORS' REPORT




TO:      The Board of Directors
         Dermatology Systems, Inc.
         West Palm Beach, Florida

We have audited the accompanying balance sheet of Dermatology Systems, Inc., a development stage enterprise, as of February 28, 1999 and the related statements of loss, changes in stockholders' equity and cash flows for the period from May 21, 1998 (Inception) through February 28, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dermatology Systems, Inc. as of February 28, 1999, and the results of its operations and its cash flows for the period from May 21, 1998 (Inception) through February 28, 1999 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the financial statements, the Company has experienced a loss since inception. The Company's financial position and operating results raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.








/s/ Durland & Company
-----------------------------------
Durland & Company, CPAs, P.A.
Palm Beach, Florida
May 6, 1999

                            Dermatology Systems, Inc.
                        (A Development Stage Enterprise)
                                 Balance Sheets



                                                             November 30, 1999    February 28, 1999
                                                            --------------------  ------------------
                                ASSETS                          (unaudited)
CURRENT ASSETS
   Cash                                                     $             37,401  $           43,832
                                                            --------------------  ------------------

     Total current assets                                                 37,401              43,832
                                                            --------------------  ------------------

Total Assets                                                $             37,401  $           43,832
                                                            ====================  ==================

                 LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
   Accrued expenses                                         $                  0  $            4,500
   Accrued expenses - related party                                        3,123               3,123
                                                            --------------------  ------------------

     Total current liabilities                                             3,123               7,623
                                                            --------------------  ------------------

Total Liabilities                                                          3,123               7,623
                                                            --------------------  ------------------

STOCKHOLDERS' EQUITY
Preferred stock, $0.0001 par value, authorized 10,000,000
      shares, none issued                                                      0                   0
Common stock, $0.0001 par value, authorized 50,000,000
      shares: 2,000,000 issued and outstanding                               200                 200
Additional paid-in capital                                                49,900              49,900
Deficit accumulated during the development stage                         (15,822)            (13,891)

                                                            --------------------  ------------------
Total Stockholders' Equity                                                34,278              36,209
                                                            --------------------  ------------------

Total Liabilities and Stockholders' Equity                  $37,401               $           43,832
                                                            ====================  ==================




          The accompanying notes are an integral part of the financial statements.

                            Dermatology Systems, Inc.
                        (A Development Stage Enterprise)
                            Statements of Operations
                                   (Unaudited)



                                                    For the Nine Months    From May 21, 1998     From May 21, 1998
                                                           Ended          (Inception) Through   (Inception) Through
                                                     November 30, 1999     November 30, 1998     November 30, 1999
                                                   --------------------- --------------------- ----------------------
Revenues                                           $                  0  $                   0 $                   0
                                                   --------------------- --------------------- ----------------------

Expenses

    General and administrative expenses                             115                  1,157                 1,906
    Consulting fees - related party                                   0                    100                   100
    Professional fees                                             1,816                  4,500                10,816
    Professional fees - related party                                 0                      0                 3,000
                                                   --------------------- --------------------- ----------------------

Total expenses                                                    1,931                  5,757                15,822
                                                   --------------------- --------------------- ----------------------

Net loss                                           $             (1,931) $              (5,757)$             (15,822)
                                                   ===================== ===================== ======================

Net loss per weighted average share, basic         $               (.00) $                (.00)$                (.00)



                                                   ===================== ===================== ======================

Weighted average number of shares                             2,000,000              1,930,482             1,975,955
                                                   ===================== ===================== ======================








          The accompanying notes are an integral part of the financial statements.

                            Dermatology Systems, Inc.
                        (A Development Stage Enterprise)
                     Statements of Changes in Stockholders'
                   Equity Period from May 21, 1998 (Inception)
                            through November 30, 1999



                                                                                       Deficit
                                                                                     Accumulated
                                                                       Additional     During the         Total
                                                Number of    Common     Paid-in      Development     Stockholders'
                                                  Shares      Stock     Capital         Stage            Equity
                                               ------------ --------- ------------ ---------------- ----------------
BEGINNING BALANCE,
   May 21, 1998 (inception)                               0 $       0 $          0 $              0 $             0
   May 1998 - services ($0.0001/sh)               1,000,000       100            0                0             100
   May 1998 - cash ($0.05/sh)                       565,000        57       28,193                0          28,250
   June 1998 - cash ($0.05/sh)                      371,000        37       18,513                0          18,550
   July 1998 - cash ($0.05/sh)                        4,000         0          200                0             200
   September 1998 - cash ($0.05/sh)                  60,000         6        2,994                0           3,000

Net loss                                                  0         0            0         (13,891)         (13,891)
                                               ------------ --------- ------------ ---------------- ----------------

BALANCE, February 28, 1999                        2,000,000 $     200 $     49,900 $       (13,891) $        36,209
                                               ------------ --------- ------------ ---------------- ----------------

Net loss                                                  0         0            0          (1,931)          (1,931)
                                               ------------ --------- ------------ ---------------- ----------------

BALANCE, November 30, 1999 (Unaudited)            2,000,000 $     200 $     49,900 $       (15,822) $        34,278
                                               ============ ========= ============ ================ ================








          The accompanying notes are an integral part of the financial statements.

                            Dermatology Systems, Inc.
                        (A Development Stage Enterprise)
                            Statements of Cash Flows
                                   (Unaudited)



                                                                     For the Nine Months  From May 21,1998      From May 21, 1998
                                                                            Ended         (Inception) Through   (Inception) Through
                                                                      November 30, 1999   November 30, 1998     November 30, 1999
                                                                     -------------------  -------------------   -------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                                                           $            (1,931) $            (5,757)  $           (15,822)
  Adjustments to reconcile net loss to net cash used by operating activities:
       Stock issued for services - related party                                        0                 100                   100
  Changes in operating assets and liabilities:
       (Decrease) Increase in accrued expenses                                     (4,500)              4,500                     0
       Decrease in accrued expenses - related party                                     0                   0                (3,123)
                                                                     -------------------- --------------------  --------------------

Net cash used by operating activities                                              (6,431)             (1,157)              (12,599)
                                                                     -------------------- --------------------- --------------------

CASH FLOW FROM FINANCING ACTIVITIES:
     Proceeds from issuance of common stock                                             0              50,000                50,000
                                                                     -------------------- --------------------- --------------------

Net cash provided by financing activities                                               0              50,000                50,000
                                                                     -------------------- --------------------- --------------------

Net increase (decrease) in cash                                                    (6,431)             48,843                42,278

CASH, beginning of period                                                          43,832                   0                     0
                                                                     -------------------- --------------------- --------------------

CASH, end of period                                                  $             37,401 $            48,843   $            37,401
                                                                     ==================== ===================== ====================








          The accompanying notes are an integral part of the financial statements.

                            Dermatology Systems, Inc.
                        (A Development Stage Enterprise)

                          Notes to Financial Statements
                  (Information with respect to the nine months
                     ended November 30, 1999 is unaudited)

(1) Summary of Significant Accounting Principles
      TheCompany Dermatology Systems, Inc. is a Florida chartered development stage corporation which conducts business from its headquarters in West Palm Beach, Florida. The Company was incorporated on May 21, 1998, and has elected February 28 as its fiscal year end.

         The Company has not yet engaged in its expected operations. The Company's future operations will be to provide certain treatments for skin diseases. Current activities include raising additional equity and negotiating with potential key personnel and facilities. There is no assurance that any benefit will result from such activities. The Company will not receive any operating revenues until the commencement of operations, but will nevertheless continue to incur expenses until then.

         The financial statements have been prepared in conformity with generally accepted accounting principles. The financial statements for the nine months ended November 30, 1999 and for the period from May 21, 1998 (Inception) through November 30, 1998 include all adjustments which in the opinion of management are necessary for fair presentation, and such adjustments are of a normal and recurring nature. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statements of financial condition and revenues and expenses for the period then ended. Actual results may differ significantly from those estimates.

         The following summarize the more significant accounting and reporting policies and practices of the Company:

         a) Start-up costs Costs of start-up activities, including organization costs, are expensed as incurred, in accordance with Statement of Position (SOP) 98-5.

         b) Net loss per share Basic net loss per weighted average share is computed by dividing the net loss by the weighted average number of common shares outstanding during the period.

              c) Stock compensation for services rendered The Company issues shares of common stock in exchange for services rendered . The costs of the services are valued according to generally accepted accounting principles and have been charged to operations.

(2) Stockholders' Equity The Company has authorized 50,000,000 shares of $0.0001 par value common stock, and 10,000,000 shares of $0.0001 par value preferred stock. Rights and privileges of the preferred stock are to be determined by the Board of Directors prior to issuance. On May 21, 1998, the Company issued a total of 1,000,000 restricted shares to its President and Treasurer for the value of services rendered in connection with the organization of the Company. In May 1998, the Company sold 565,000 shares of common stock for $28,250 in cash. In June 1998, the Company sold 371,000 shares of common stock for cash of $18,550. In July 1998, the Company sold 4,000 shares of common stock for cash of $200. In September 1998, the Company sold 60,000 shares of common stock for cash of $3,000.

(3) Income Taxes Deferred income taxes (benefits) are provided for certain income and expenses which are recognized in different periods for tax and financial reporting purposes. The Company has net operating loss carry-forwards for income tax purposes of $15,822, with $13,891 expiring in 2019, and $1,931, expiring in 2020.

         The amount recorded as deferred tax assets as of November 30, 1999 is approximately $3,100, which represents the amount of tax benefit of the loss carryforward. The Company has established a 100% valuation allowance against this deferred tax asset, as the Company has no history of profitable operations.

                            Dermatology Systems, Inc.
                        (A Development Stage Enterprise)
                          Notes to Financial Statements


(4) Going Concern The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company's financial position and operating results raise substantial doubt about its ability to continue as a going concern, as reflected by the net loss of $15,822 accumulated from May 21, 1998 (inception) through November 30, 1999. The ability of the Company to continue as a going concern is dependent upon commencement of operations, developing sales, and obtaining additional capital and financing. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern. The Company is currently seeking additional capital to allow it to begin its planned operations.

(5) Related parties Counsel to the Company indirectly owns 80,000 shares of the Company's common stock through the sole ownership of the common stock of another company which invested in the Company. Also, counsel's adult son owns 80,000 shares in the Company. The Company's president owns a 42.5% interest in the Company, consisting of 850,000 shares, and the treasurer owns a 7.5% interest, consisting in 150,000 shares.

         During the period since inception, the Company incurred certain legal and consulting fees from related parties, in the amount of $3,100. Professional services rendered by the Company's legal counsel and shareholder amounted to $3,000 and is presented in Professional fees - related party. Consulting services rendered by the Company's secretary and treasurer amounted to $100 and is presented in Consulting fees - related party. Legal counsel paid certain miscellaneous expenses on behalf of the Company, amounting to $123. Unpaid amounts at November 30, 1999 are $3,123 and are presented in Accrued expenses - related party.

Part III

Item 1.    Index to Exhibits


3(i).1 Articles of Incorporation of DSI filed May 22, 1998 (Electronically filed with originial 10SB on July 2, 1999)

3(ii).1 Bylaws of DSI (Electronically filed with originial 10SB on July 2, 1999)

27.1       Financial Data Schedule


SIGNATURES
      ----------

     In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                           DERMATOLOGY SYSTEMS, INC..
                                  (Registrant)



Date: January 7, 2000        By: /s/ Dr.  Pierre Haouzi
                                ------------------------
                              Dr. Pierre Haouzi, President

     In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.


     Date              Signature                       Title
     ----              ---------                       -----

 January 7, 2000       By:/s/ Dr.  Pierre Haouzi       President and
                         -----------------------       Director
                          Dr. Pierre Haouzi